

October 16, 2023

Huiping Yan
Chief Financial Officer
ZTO Express (Cayman) Inc.
Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai, 201708
People's Republic of China

> **Re: ZTO Express (Cayman) Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed April 20, 2023**
> **Response letter dated September 27, 2023**
> **File No. 001-37922**

Dear Huiping Yan:

We have reviewed your September 27, 2023 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2023 letter.

Form 20-F for the Fiscal Year ended December 31, 2022

Condensed Consolidating Financial Information of ZTO Express (Cayman) Inc., page 13

1. We note your response to prior comment one explaining that your subsidiaries leased land, buildings, equipment and trucks to the VIE's and their subsidiaries, which recorded the rental fees in all cases as cost of revenues, while your subsidiaries recorded the corresponding rental income as either revenues or other operating income "...based on the subsidiaries' primary business operations." Please address the following points:

   • Describe the accounting policies that you applied in determining whether rental income would be reported as revenue or as other operating income, including how the nature of the VIE's and their subsidiaries primary business operations were evaluated and considered in accounting for the transactions.

- Tell us how the leased land, buildings, equipment and trucks are used to generate revenues by your VIE's.

- Indicate the extent to which the leased property is attributable to selling, general and administrative purposes, and separately to the generate of revenues, and explain to us the basis for your determinations in this regard.

Given your statement that all intercompany transactions were fully eliminated with no impact on revenue, cost of revenue, or gross profit, we understand that the elimination for cost of revenues in excess of the elimination for revenues equates to the revenues that were booked by your subsidiaries as other operating income.

Please confirm if this is the case or provide any additional details necessary to understand the disparity with the eliminations in 2022.

2. We understand from your response to prior comment one that all internal rental income from the lease arrangements for 2020 and 2021 is reported as revenue in the schedules on page 18 and therefore the eliminations for revenues and cost of revenues are equal for these earlier periods. Tell us the amounts that were initially reported as other operating income for 2020 and 2021 and explain how your formulated your view on materiality.

 Please contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Staff Accountant, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation